Exhibit (a)(1)

June 14, 2011

Dear Stockholder,

          On June 1, 2011, MPF Flagship Fund 14, LLC, and other entities (collectively, “MPF”) initiated an unsolicited tender offer (the “Tender Offer”) to buy shares of common stock and the associated shares of Series A preferred stock (together, the “Units”) of Apple REIT Eight, Inc. (the “Company”) at a price of $3.00 per Unit. The Tender Offer is limited to 5 million Units or approximately 5% of our outstanding Units. The Company and MPF are not affiliated, and we believe the Tender Offer is not in the best interests of our stockholders.

          Our Board of Directors has carefully evaluated the terms of MPF’s offer and unanimously recommends that you reject this unsolicited, opportunistic offer and not tender your Units. We believe this offer is meant to take advantage of you and buy your Units at an unreasonably low price in order to make a profit and, as a result, deprive you of the potential value of your investment. The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its Units to MPF pursuant to the Tender Offer and that an individual stockholder may determine to tender based on, among other things, the individual stockholder’s individual liquidity needs.

          The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to MPF’s offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against this Tender Offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the Tender Offer is not in the best interests of our stockholders are as follows:

•

The Board of Directors believes that the $3.00 per Unit offer price represents an opportunistic attempt by MPF to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the stockholders who tender Units of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that, because the Company is a non-exchange traded REIT, there is a limited market for the Units and there can be no certainty regarding the long-term value of the Units, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information” of the enclosed Schedule 14D-9.

•

The per Unit book value of the Units as of March 31, 2011 is $7.57 per Unit, or a full $4.57 per Unit above the offer price. The Board of Directors notes that book value may not necessarily be representative of the liquidation value of the Company.

•

The offer price is more than 25% below MPF’s own estimate of the liquidation value of the Company per Unit. MPF acknowledges it has not made an independent appraisal of the Units or the Company’s properties.

•

The fact that MPF will reduce the offer price by the amount of distributions declared or made with respect to the Units between June 1, 2011 and the expiration date of the Tender Offer, including the $.064 per Unit June distribution (which will be paid on June 15, 2011) and any distribution that is declared for or made in the month of July 2011 before the expiration of the Tender Offer. Thus, a tendering stockholder will receive less than $3.00 per Unit.

•

The Company has paid distributions totaling $3.18 per Unit or approximately $268.5 million to Stockholders since inception of the Company, and intends to continue to pay distributions on a monthly basis. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot guarantee that the Company will maintain its recent rate of distributions in the future, stockholders that choose to participate in the Tender Offer by selling their Units to MPF will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

          MPF states in their Tender Offer materials that they “are making the Offer…with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $3 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unitholders…” (Emphasis Added)

          In addition, there is no guarantee that the Tender Offer will be completed as soon as MPF implies. MPF cannot “rush” stockholders their payment and stockholders cannot get their “cash now” because the Tender Offer must be completed before any Units can be purchased, and the Tender Offer does not expire until July 15, 2011 at the earliest. This date may be extended by MPF in its sole discretion.

          In summary, we believe that you should view MPF as an opportunistic purchaser that is attempting to acquire your Units in order to make a profit and, as a result, deprive you of the potential long-term value of your Units.

          Should you have questions concerning the Tender Offer, please consult your financial advisor or our Investor Relations Department at 804.727.6321.

          We appreciate your trust in the Company and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your Units to MPF.

Sincerely,

Glade M. Knight
Chairman of the Board and Chief Executive Officer

Disclosures

Certain statements contained in this correspondence other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the Company to implement its acquisition strategy and operating strategy; the Company’s ability to manage planned growth; changes in economic cycles, and competition within the hotel industry. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this correspondence will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 11, 2011.